CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 9, 2005

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813

Dear Mr. Sprigel:

In response to your letter of comments dated September 8, 2005, please be advised as follows:

Facing Page

1. The revision relating to the Rule 415 box has been provided and checked.

Risk Factors - Because there is no escrow....

2. The disclosure requested has been provided.

Use of Proceeds

3. The fees payable to the SEC have been deleted and added to the accounting.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation

4. The information requested has been supplied.

Securities and Exchange Commission
RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813
September 9, 2005

5. The disclosure requested has been provided. Mr. Mohamed does not have the right to demand payment for the claims upon transfer to the Company. Further, Mr. Mohamed does not have the right sell the claims at a profit to the Company if mineralized material is discovered on the property.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak